02044805

RECD S.E.C.
JUL - 1 2002
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year ended December 31, 2001

OR

[ ] Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

Commission file number 33-89584

NEWS AMERICA SAVINGS PLAN

1211 Avenue of the Americas
New York, New York 10036

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

THE NEWS CORPORATION LIMITED
2 Holt Street
Sydney, NSW
Australia

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NEWS AMERICA SAVINGS PLAN

By: Barbara Cavage
Barbara Cavage

Date: June 28, 2002

EXHIBITS

Exhibit No.	Description	Page No.
23	Consent of Ernst & Young LLP	

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

News America Savings Plan

December 31, 2001 and 2000 and year ended December 31, 2001
with Report of Independent Auditors

0206-0312916

News America Savings Plan

Financial Statements
and Supplemental Schedules

December 31, 2001 and 2000 and year ended December 31, 2001

Contents

ERNST & YOUNG LLP

Ernst & Young LLP
787 Seventh Ave
New York, NY 10019

Phone: 212/773-3000
www.ey.com

Report of Independent Auditors

Plan Administrator
News America Savings Plan

We have audited the accompanying statement of net assets available for benefits of the News America Savings Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of December 31, 2000 were audited by other auditors whose report, dated June 27, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, and the schedule of nonexempt transactions for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

June 26, 2002

News America Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2001	**2000**
Assets		
Investments, at fair value	**$ 12,584,387**	$158,118,843
Participant loans	**2,975,922**	2,715,459
Cash	**139,751,499**	–
Receivables:		
Participant contributions	**438,249**	601,325
Employer contributions	**248,962**	208,018
Total receivables	**687,211**	809,343
Total assets	**155,999,019**	161,643,645
Liabilities		
Excess contributions due to participants	**180,580**	588,730
Total liabilities	**180,580**	588,730
Net assets available for benefits	**$155,818,439**	$161,054,915

The accompanying notes are an integral part of these financial statements.

News America Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Additions	
Investment income:	
Dividends and interest	$ 5,216,514
Total investment income	5,216,514
Contributions:	
Participants	14,382,898
Employer	4,470,757
Total contributions	18,853,655
Asset transfers, net *(Note 9)*	3,697,366
Total additions	27,767,535
Deductions	
Net realized and unrealized depreciation in fair value of investments	16,867,785
Benefits paid to participants	16,107,355
Other deductions	28,871
Total deductions	33,004,011
Net decrease	(5,236,476)
Net assets available for benefits:	
Beginning of year	161,054,915
End of year	$ 155,818,439

The accompanying notes are an integral part of these financial statements.

News America Savings Plan

Notes to Financial Statements

December 31, 2001

1. Description of Plan

General

The News America Savings Plan (the "Plan") is a defined contribution plan sponsored by News America Incorporated (the "Company"), formerly News America Publishing, Inc., a wholly-owned subsidiary of The News Corporation Limited ("News Corporation").

The following description of the Plan is provided for general information only. For more detailed information, participants should refer to the Plan document.

Established in 1986, the Plan covers substantially all nonunion employees of the Company and its affiliates. The Plan meets the requirements of Internal Revenue Code Section 401(k) which permits employees to exclude contributions to the Plan from their current taxable income, subject to certain limits. The Plan is subject to the regulations of the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code of 1986, as amended.

Assets Held in Trust

Until December 31, 2001, all Plan assets were held in trust with The Vanguard Fiduciary Trust and PaineWebber Incorporated (the "Trustees"). PaineWebber is the trustee for the investment vehicle that allows investment in participant-selected securities. Among other duties, the Trustees are responsible for the custody, record keeping and investing of the Plan assets and for the payment of benefits to eligible participants. All contributions are invested by the Trustees as designated by the Plan participants. The investment options available to the participants for the year ended December 31, 2001 and their related investment objectives were as follows:

Vanguard Retirement Savings Trust—A collective investment trust that seeks to provide a high level of income and a stable share value of $1. It invests primarily in investment contracts issued by insurance companies and commercial banks, providing a guaranteed rate of interest and protection of principal for a fixed period using various investment contracts. It also invests in alternative contracts that are backed by high-quality bonds and bond mutual funds owned by the trust.

1. Description of Plan (continued)

Vanguard Prime Money Market Fund—A money market fund that seeks to provide a high level of income and a stable share price of $1 by investing in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. Government and federal agencies.

Vanguard Total Bond Market Index Fund—A bond fund that seeks to match the total return of the Lehman Brothers Aggregate Bond Index, a widely recognized measure of the entire U.S. taxable bond market.

Vanguard U.S. Growth Fund—An equity fund that seeks long-term capital appreciation by investing in a diversified portfolio of common stocks with above-average growth potential.

Vanguard Windsor II Fund—An equity fund that seeks long-term capital appreciation and dividend income by investing primarily in common stocks.

Vanguard Wellington Fund—A diversified trust fund that seeks to provide income and long-term growth of capital, without undue risk to capital, by investing in both stocks and bonds.

Vanguard 500 Index Fund—An equity fund that attempts to provide investment results that correspond to the price and yield performance of publicly traded stocks, in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.

Vanguard International Growth Fund—An equity fund that seeks long-term capital by investing in common stocks of companies based outside of the United States.

Vanguard Extended Market Index Fund—An equity fund that seeks to provide long-term growth of capital by attempting to match the performance of the Wilshire 4500 Equity Index, which is comprised of mid- and small-capitalization companies.

Vanguard Life Strategy Income Fund—A mutual fund that seeks a conservative to moderately high level of income by investment in four Vanguard funds.

1. Description of Plan (continued)

Vanguard Life Strategy Conservative Growth Fund—A mutual fund that seeks a high level of income and moderate long-term growth of capital and income by investing in five Vanguard funds.

Vanguard Life Strategy Moderate Growth Fund— A mutual fund that seeks a reasonable level of income and long-term growth of capital and income by investing in four Vanguard funds.

Vanguard Life Strategy Growth Fund—A mutual fund that seeks moderate to aggressive long-term growth of capital and income by investing in four Vanguard funds.

The News Corporation Limited's Ordinary Stock Fund—This fund invests in News Corporation's ordinary stock to provide the possibility of long-term growth through increases in the value of the stock and dividend reinvestment.

The News Corporation Limited's Preferred Stock Fund—This fund invests in News Corporation's preferred stock to provide the possibility of long-term growth through increases in the value of the stock and dividend reinvestment.

PaineWebber—A self-directed investment vehicle that allows investment in participant-selected securities provided the participant has a beginning balance of greater than $5,000.

Participants should refer to the prospectus issued for these funds for more complete descriptions of their investment policies and the related risks. As further described in Note 10, during January 2002, the Plan's investment options were modified to include various mutual funds sponsored by Fidelity Investments.

Eligibility

All employees age 21 or older are eligible for Plan participation on the first of the month following 30 days of full-time regular employment provided they are scheduled to complete at least 1,000 hours of service during a 12-month period.

1. Description of Plan (continued)

Contributions and Vesting

Plan participants are entitled to contribute, subject to certain Internal Revenue Service regulations, from 1% to a maximum of 15% of their pre-tax compensation, as defined, and up to 10% of their after-tax compensation, as defined, not to exceed a combined deferral percentage of 22%. Participants' voluntary contributions of up to 6% of their compensation are matched at 50% by the Company.

Participants' voluntary contributions and actual earnings thereon become vested immediately. Matching contributions in participants' accounts vest at the rate of 20% for each year of service up to five years, except for those participants who formerly participated in the Consumer Card Marketing Inc. 401(k) Profit Sharing Plan and Trust as of December 31, 2000. Such participants become vested in employer matching contributions over three years. Forfeitures (normally unvested interests of terminated participants' matching contribution accounts) are allocated to reduce future matching contributions. Total forfeitures for the year ended December 31, 2001 was approximately $666,000. The Company used approximately $541,000 to offset 2001 employer contributions.

Participant Accounts

A separate account is maintained by the Trustees for each participant to record the participant's pre-tax and after-tax contributions, the employer's matching contribution and Plan earnings.

Participant Loans

Participants may borrow from the Plan a minimum of $1,000 and a maximum amount not to exceed the lesser of $50,000 or 50% of the participant's vested account balance. The loans are payable over a period not to exceed five years or, if the proceeds are used to purchase the participant's principal residence, the loans are payable over a period not to exceed 20 years or a period not to extend beyond the participant's normal retirement age, whichever is shorter, and bear interest at prime plus 1%. The loans are secured by the pledge of the participant's interest in the Plan.

1. Description of Plan (continued)

At December 31, 2001, interest rates ranged from 6% to 9.2%. Participants are required to pay off outstanding loan balances when they leave the Company or the loan balances will be treated as taxable distributions to the participants. Participants may prepay their loans at any time without penalty.

Payment of Benefits

Plan participants or beneficiaries are eligible to receive a benefit payment equal to their vested account balance upon termination of employment, retirement, death or permanent disability, as stipulated in the Plan agreement. Such benefit shall be made in a lump-sum payment, subject to certain restrictions as defined in the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to the provisions set forth in ERISA. In the event of Plan termination, the accounts of all participants affected shall become fully vested and nonforfeitable. Assets remaining in the trust fund will be distributed to the participants and beneficiaries in proportion to their respective account balances.

Expenses

All expenses incurred by the Plan are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Investments in mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at the end of the reporting period. Investments in stock funds are valued at the year-end unit closing

2. Summary of Significant Accounting Policies (continued)

price, comprised of the year-end market price plus uninvested cash position. Investments in common stock are valued at quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value.

Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Purchases and sales are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3. Investments

As further described in Note 10, the Plan's investments were liquidated prior to year-end to facilitate the investment transfer to Fidelity Investments. Investments that represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000 are as follows:

	December 31	
	2001	**2000**
Vanguard 500 Index Fund	$ –	$43,940,363
Vanguard Wellington Fund	–	23,928,812
Vanguard Windsor II Fund	–	15,983,342
Vanguard Retirement Savings Trust	–	20,846,532
Vanguard U.S. Growth Fund	–	19,426,321

3. Investments (continued)

During 2001, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated by ($16,867,785) as follows:

Vanguard 500 Index Fund	$ (5,921,096)
Vanguard Extended Market Fund	(670,974)
Vanguard International Growth Fund	(1,362,302)
Vanguard Total Bond Market Index Fund	55,126
Vanguard U.S. Growth Fund	(6,107,386)
Vanguard Wellington Fund	(830,098)
Vanguard Windsor II Fund	(1,030,135)
News Corporation Limited's Ordinary Stock Fund	(195,561)
News Corporation Limited's Preferred Stock Fund	(129,643)
Paine Webber Self-Directed Accounts	(659,044)
Vanguard LifeStrategy Conservative Growth Fund	(2,375)
Vanguard LifeStrategy Growth Fund	(3,375)
Vanguard LifeStrategy Income Fund	(1,473)
Vanguard LifeStrategy Moderate Growth Fund	(9,449)
	$(16,867,785)

4. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 26, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. Transactions with Parties-in-Interest

The Plan's investments in mutual funds managed by the Trustees and its investments in the Plan Sponsor's ordinary and preferred stock funds as well as its investments in the common stock of various subsidiaries of the Plan Sponsor, are considered to be party-in-interest transactions.

6. Change in Participating Employers

Effective January 1, 2001, STATS, Inc., a wholly-owned subsidiary of News Digital Media (formerly News America Digital Publishing), became a participating employer in the Plan.

7. Nonexempt Transactions

During the year ended December 31, 2001, the Company failed to remit to the Plan funds withheld from employee wages within 15 business days following the end of the month the funds were withheld, in four separate instances in amounts totaling $503,398.

8. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2001 and 2000 per the financial statements to Form 5500:

	December 31	
	2001	**2000**
Net assets available for benefits per the financial statements	**$155,818,439**	$161,054,915
Amounts allocated to withdrawn participants	**84,958**	–
Net assets available for benefits per the Form 5500	**$155,733,481**	$161,054,915

8. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants for the year ended December 31, 2001 per the financial statements to Form 5500:

Benefits paid to participants per the financial statements	$16,107,355
Add amounts allocated to withdrawn participants at end of year	84,958
Less amounts allocated to withdrawn participants at beginning of year	–
Benefits paid to participants per the Form 5500	$16,192,313

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

9. Plan Merger

Effective August 6, 2001, the News America Savings Plan II was merged into the Plan and, accordingly, net assets amounting to $2,490,434 were transferred to the Plan. Such amounts are reported as part of asset transfers, net in the accompanying statement of changes in net assets available for benefits.

10. Subsequent Events

As of December 31, 2001, the Plan sponsor changed trustees from the Vanguard Fiduciary Trust to Fidelity Investments. In accordance with the change, the Plan's investments in The News Corporation Limited's Ordinary Stock Fund and Preferred Stock Fund were transferred to Fidelity on December 31, 2001. The remaining assets held by Vanguard were liquidated prior to year-end and cash amounting to $139,751,499 was transferred to Fidelity on January 2, 2002. PaineWebber continues to serve as the Plan's trustee for the investment vehicle that allows investment in participant-elected securities.

10. Subsequent Events (continued)

On January 1, 2002, the Plan modified its investment options to include various mutual funds sponsored by Fidelity Investments. Participants should refer to the summary plan document for a complete description of their investment options.

The new investment options are as follows:

Scudder International Fund
PIMCO Total Return Admin Fund
Morgan Stanley Institutional Mid Cap Growth Adviser
News Corporation Common Stock Fund
News Corporation Preferred Stock Fund
Fidelity Equity-Income Fund
Fidelity Growth Company Fund
Fidelity Freedom 2000 Fund
Fidelity Freedom 2010 Fund
Fidelity Freedom 2020 Fund
Fidelity Freedom 2030 Fund
Fidelity Retirement Money Market Fund
Fidelity Spartan U.S. Equity Index Fund
Morgan Stanley Institutional Fund, Inc. Small Company
Growth Portfolio—Class B
Oakmark Select
Janus Advisor Worldwide Fund
Fidelity Freedom Income Fund
Fidelity Freedom 2040 Fund

Supplemental Schedules

EIN: #13-3249610
Plan: #002

News America Savings Plan

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of Issue	Units	Current Value
Bonds		
Merrill Lynch Global NTS	N/A	$ 60,082
United Parcel Service	N/A	23,926
GMAC Smartnote CLBLE	N/A	13,959
Common Stocks		
Abn Amro Hldg	180	2,930
Ace Ltd Bermuda Ord	100	4,015
Akzo Nobel NV ADR Netherlands	70	3,140
Alcatel Alstom Compagnie Netherlands FR APR	95	1,572
Allied Irish Bks Sponsrd ADR Repstg Ord Ireland ADR	155	3,581
Amer Intl Group Inc	224	17,786
America Movil S.A DE C.V	110	2,143
Amgen Inc	230	12,981
AOL Time Warner Inc	3,590	115,239
AT&T Corp	2,390	43,355
AT&T Wireless Services Inc	768	11,036
Aura Systems Inc	67,000	29,480
Automatic Data Processing	220	12,958
Avaya Inc	121	1,470
Bae Systms Plc Spon ADR	180	3,241
Banco Bilbao Vizcaya Argentaria SA Spon ADR	295	3,673
BASF AG Spon ADR	95	3,601
Baxter Intl Inc	65	3,486
Bellsouth	500	19,075
Berkshire Hathaway Inc CI B	10	25,250
Bridgestone Corp Ltd ADR Japan	40	4,233
Bristol Myers Squibb Co	250	12,750
British Amer Tobacco PLC GB SPONADR	305	5,185
Brocase Commun Systems, Inc	465	15,401
BT Group PLC SPON	56	2,058
Cardinal Health Inc	180	11,639
Centrais Eletricas Bras SA Spon ADR Rep 50 Com ADR	555	3,999
Charter Communications Inc Del A	100	1,643
Cisco Systems	1,310	23,724
Clp Holdings Ltd Spon ADR	1,230	4,692

0206-0312916

News America Savings Plan

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) (continued)

December 31, 2001

Identity of Issue	Units	Current Value
Common Stocks (continued)		
CMGI Inc	50	$ 82
Colgate Palmolive Co	260	15,015
Companhia Vale Do Rio	415	8,835
Contl AG-Spons ADR	90	1,182
Corus Group Plc Spon ADR	205	2,138
Daimlerchrysler AG	90	3,750
DBS Group Hldgs Ltd Spon ADR	83	2,481
Deutsche Telekom AG Spon ADR	105	1,775
Diageo Plc New Spon ADR	150	6,941
Electricidade De Portugal S.A	140	3,052
Electronics Data Sys Corp	80	5,484
EMC Corp Mass	195	2,621
ENI SPA Spon ADR	65	4,027
Fannie Mae	160	12,720
Fox Entertainment Group Inc CI A*	2,000	53,060
Gemstar Guide International Inc.*	4,000	110,800
General Electric Co	5,470	248,856
Grupo Televisa SA DE	105	4,534
Hitachi Ltd ADR New Japan	65	4,757
Home Depot Inc	280	14,283
HSBC Holdings Plc New Spon ADR	105	6,270
Imperial Chem Ind Plc ADR New United Kingdom	125	2,731
Innogy Holdings Plc Spon ADR	58	1,612
Intel Corp	4,000	125,800
Intl Business Machines	90	10,886
Invensys Plc Spon ADR	590	2,069
Iridium World Communications Ltd A	100	26
J P Morgan Chase Co	75	2,726
Jardine Strategic Hldgs ADR Bermuda ADR	980	5,155
Johnson & Johnson	125	7,388
Komatsu Ltd Spon ADR New	165	2,362
Korea Electric Power Crp Sponsored ADR	305	2,791
Korea Telecom SPON	125	2,541
Liberty Media Corp – A	100	1,400
Lucent Technologies Inc	1,460	9,198

EIN: #13-3249610
Plan: #002

News America Savings Plan

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) (continued)

December 31, 2001

Identity of Issue	Units	Current Value
Common Stocks (continued)		
Marks & Spencer Plc Ltd Spon ADR	140	$ 4,462
MBNA Corp	375	13,200
Medtronic Inc	240	12,290
Merck & Co	508	29,870
Metrocall Inc	100	3
Microsoft Corp	200	13,250
Mitsubishi Tokyo Financial	440	2,847
MM02 PLC ADR	56	706
News Corp Ltd*	97	3,086
News Corp. Ltd. ADR New Australia*	1,400	44,534
Nippon Teleg & Tel Corp	120	1,944
Nokia Corp	155	3,802
Nokia Corp Spons ADR Finland	276	6,770
Oracle Corp	220	3,038
Pepsico Inc	155	7,547
Perot Systems Corp A	70	1,429
Petroleo Brasileiro SA Petrobras Spon ADR	265	5,891
Pfizer Inc	465	18,530
Pojang Iron & Steel Ltd (South Korea Sponson ADR)	160	3,680
Portugal Telecom SGPS	357	2,717
PW Equity Tr Gwth Stk Sr22 the Information Revolution Wars*	214	1,566
QUALCOMM Inc	50	2,525
RCN Corp	40	117
REPSOL YPF S.A SPON	375	5,449
RJ Reynolds Tobacco Holdings Inc	200	11,260
Rolls Royce Plc Sponsored ADR	180	2,174
State Street Corp	190	9,928
Sumitomo Mitsui Banking Corp	350	1,482
Sun Microsystems Inc	240	2,952
Swire Pac Ltd Spons ADR Rep 1 CI A Sh Hong Kong	830	4,524
Swisscom AG Spon ADR	160	4,440
Syngenta AG Spon ADR	450	4,770
Sysco Corp	125	3,278
Target Corp	140	5,747
TDK Corp ADR Japan	60	2,910

EIN: #13-3249610
Plan: #002

News America Savings Plan

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) (continued)

December 31, 2001

Identity of Issue	Units	Current Value
Common Stocks (continued)		
Telebras Comunica-Brasileiras SA Rep 1 Dep Shr ADR	55	$ 2,200
Telecom Argentina Stet France SA Spons ADR Repstg	150	978
Telecom Corp New Zealand Ltd Sponsored ADR	185	3,099
Telecom Italia SAP Repstg Ord Shs Spon ADR	58	4,959
Telefonica SA Spon ADR	91	3,647
Telefonos De Mexico SA Spon ADR Repstg Shs	110	3,852
Telefonos De Venezauela	110	1,546
Texas Instruments	295	8,260
Tomkins Plc Sponsored ADR United Kingdom	325	4,111
Tyco Intl Ltd New	280	16,492
1UBS AG Ord	33	1,650
Unilever Plc Amer Shs New Spon ADR	215	7,153
USA Education Inc	10	840
USA Education VTG	18	1,512
Valasis Communications Inc	150	5,343
Verizon Communications	400	18,984
Wal-Mart Stores Inc	2,910	164,881
Walgreen Co	335	11,276
Walt Disney Co (Holding Co) Disney Com	615	12,743
Wells Fargo & Co New	220	9,563
WorldCom Inc GA New MCI Group	20	254
WorldCom Inc – WorldCom Group	500	7,040
Zurich Financial Svcs Spon ADR	176	4,129
Mutual Funds		
Alliance Growth & Income	876	3,102
Alliance Growth & Income Class B	35,911	148,783
Alliance Growth & Income Class C	11	238
Alliance New Europe Fund Class B	2,081	27,363
American Funds Growth Fund of America – C	43	1,005
Brinson Strategy Fund Class C	53,766	290,876
Cashfund	22	22
Eaton Vance Worldwide Health Sciences Fund – B	1,639	18,406
John Hancock Technology Fund – B	1,392	6,405
MFS Emerging Growth Fund B	10,599	80,606

News America Savings Plan

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) (continued)

December 31, 2001

Identity of Issue	Units	Current Value
Mutual Funds (continued)		
Munder NetNet Fund – B	294	$ 5,154
Munder NetNet Fund – C	90	1,580
Pace Intl Equity Inv – P	8,079	91,099
Pace Global Fixed Income Investments	1,967	20,006
Pace Govt Fixed Income Investments	1,092	33,575
Pace Intermediate Fixed Income Investments	12	13,977
Pace Intl Emerging Mkts Equity Investments	4,248	37,484
Pace Lg Co Growth Equity Investments	9,898	186,721
Pace Lg Co Value Equity Investments	8,031	165,833
Pace Sm/Med Co Growth Equity Investments	7,553	104,079
Pace Sm/Med Co Value Equity Investments	6,991	121,050
Pace Strategic Fixed Income Investments	4,233	55,027
PW Pace Large Comp Value Equity	146	2,463
Templeton Growth Fd CI A	665	11,970
The News Corporation Limited's Ordinary Stock Fund*	108,851	3,480,199
The News Corporation Limited's Preferred Stock Fund*	173,976	4,628,338
Money Market		
PaineWebber Cash Fund*	118	118
Brinson Cash Reserves	23,430	23,430
Money Market Fund*	31,126	31,126
Pace Money Market Invest – P	10,065	10,065
Rma Money Market Portfolio	864,629	864,629
Sansom St Mny Mkt Prtfl	4	4
UBS PW Retirement Money Fund	97,520	97,522
Preferred Stock		
News Corp LTD SPONS ADR*	11,045	292,251
Participant Loans		
Participant loans (with interest rates ranging from 6–9.2% and maturities through 2020)	N/A	2,975,922
Total assets held for investment purposes		$15,560,310

**Party-in-interest*

EIN: #13-3249610
Plan: #002

News America Savings Plan

Schedule G, Part III—Schedule of Nonexempt Transactions

December 31, 2001

Identity of Party Involved	Relationship	Description of Investments
News America Marketing	Employee	Late remittance of participant contributions withheld on January 19, 2001 and remitted to the Trustee on February 28, 2001 totaling $145,153.
News America Marketing	Employee	Late remittance of participant contributions withheld on April 27, 2001 and remitted to the Trustee on June 12, 2001 totaling $126,597.
News America Marketing	Employee	Late remittance of participant contributions withheld on May 25, 2001 and remitted to the Trustee on June 25, 2001 totaling $132,282.
News America Marketing	Employee	Late remittance of participant contributions withheld on August 31, 2001 and remitted to the Trustee on September 24, 2001 totaling $99,366.

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

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FINANCIAL STATEMENTS AND SCHEDULES
AS OF DECEMBER 31, 2000 AND 1999
TOGETHER WITH AUDITORS' REPORT

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INDEX TO FINANCIAL STATEMENTS

NOTE: All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

ARTHUR ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the
News America Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the News America Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year as of December 31, 2000 and the schedule of nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

New York, New York
June 27, 2001

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STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2000 AND 1999

	2000	1999
ASSETS:		
Investments, at fair value	$ 160,834,302	$ 164,315,993
RECEIVABLES:		
Employer contributions	208,018	71,580
Participant contributions	601,325	266,043
Total receivables	809,343	337,623
PAYABLES:		
Excess contributions due to participants	588,730	-
Total payables	588,730	-
Net assets available for benefits	$ 161,054,915	$ 164,653,616

The accompanying notes are an integral part of these financial statements.

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STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2000

ADDITIONS:	
Additions to net assets attributed to-	
Investment income-	
Dividends and interest	$ 11,293,197
Net investment income	11,293,197
Contributions-	
Employer	4,911,201
Participant	15,458,126
Participant loan repayments	14,023
Total contributions	20,383,350
Asset transfers	220,194
Total additions	31,896,741
DEDUCTIONS:	
Net depreciation in fair value of investments	18,053,252
Deductions from net assets attributed to-	
Benefits paid to participants	17,407,561
Other	34,629
Total deductions	35,495,442
Net decrease	(3,598,701)
NET ASSETS FOR BENEFITS:	
Beginning of year	164,653,616
End of year	$ 161,054,915

The accompanying notes are an integral part of this financial statement.

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NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

1. DESCRIPTION OF PLAN

General

The News America Savings Plan (the "Plan" or the "Savings Plan") is a defined contribution plan sponsored by News America Incorporated (the "Company"), formerly News America Publishing, Inc. (a wholly owned subsidiary of The News Corporation Limited ("News Corporation")). Established in 1986, the Plan covers substantially all nonunion employees of the Company and its affiliates. The Plan meets the requirements of Internal Revenue Code Section 401(k) which permits employees to exclude contributions to the Plan from their current taxable income, subject to certain limits. The Plan is subject to the regulations of the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code of 1986, as amended.

The following description of the Plan is provided for general information only. For more detailed information, participants should refer to the Plan document.

Assets Held in Trust

All plan assets are held in trust with The Vanguard Fiduciary Trust and with PaineWebber Incorporated (the "Trustees"). PaineWebber is the Trustee for the investment vehicle that allows investment in participant selected securities. Among other duties, the Trustees are responsible for the custody, record keeping and investing of the Plan assets and for the payment of benefits to eligible participants. All contributions are invested by the Trustees as designated by the Plan participants. The investment options available to the participants for the year ended December 31, 2000 and 1999 and their related investment objectives are as follows:

Vanguard Retirement Savings Trust

A collective investment trust that seeks to provide a high level of income and a stable share value of $1. It invests primarily in investment contracts issued by insurance companies and commercial banks, providing a guaranteed rate of interest and protection of principal for a fixed period using various investment contracts. It also invests in alternative contracts that are backed by high quality bonds and bond mutual funds owned by the trust.

Vanguard Prime Money Market Fund

A money market fund that seeks to provide a high level of income and a stable share price of $1 by investing in short-term, high quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. Government and federal agencies.

Vanguard Total Bond Market Index Fund

A bond fund that seeks to match the total return of the Lehman Brothers Aggregate Bond Index, a widely recognized measure of the entire U.S. taxable bond market.

Vanguard U.S. Growth Fund

An equity fund that seeks long-term capital appreciation by investing in a diversified portfolio of common stocks with above-average growth potential.

Vanguard Windsor II Fund

An equity fund that seeks long-term capital appreciation and dividend income by investing primarily in common stocks.

Vanguard Wellington Fund

A diversified trust fund that seeks to provide income and long-term growth of capital, without undue risk to capital, by investing in both stocks and bonds.

Vanguard 500 Index Fund

An equity fund that attempts to provide investment results that correspond to the price and yield performance of publicly traded stocks, in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.

Vanguard International Growth Fund

An equity fund that seeks long-term capital growth by investing in common stocks of companies based outside of the United States.

Vanguard Extended Market Index Fund

An equity fund that seeks to provide long-term growth of capital by attempting to match the performance of the Wilshire 4500 Equity Index, which is comprised of mid- and small-capitalization companies.

The News Corporation Limited's Ordinary Stock Fund

This fund invests in News Corporation's ordinary stock to provide the possibility of long-term growth through increases in the value of the stock and dividend reinvestment.

The News Corporation Limited's Preferred Stock Fund

This fund invests in News Corporation's preferred stock to provide the possibility of long-term growth through increases in the value of the stock and dividend reinvestment.

PaineWebber

A self-directed investment vehicle that allows investment in participant-selected securities provided the participant has a beginning balance of greater than $5,000.

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NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

Eligibility

All employees age 21 or older are eligible for Plan participation on the first of the month following 30 days of full-time regular employment provided they are scheduled to complete 1,000 hours of service during a twelve-month period.

Contributions and Vesting

Plan participants are entitled to contribute, subject to certain Internal Revenue Service regulations, from 1% to a maximum of 15% of their compensation, as defined. Participants' voluntary contributions of up to 6% of their compensation are matched at 50% by the Company. Participants' voluntary contributions and actual earnings thereon become vested immediately. In addition, employees of the Company as of December 31, 1989, were fully vested in their matching contribution account; other matching contributions in participants' accounts vest at the rate of 20% for each year of service up to five years, except for those participants who formerly participated in the Consumer Card Marketing Inc. 401(k) Profit Sharing Plan and Trust as of December 31, 2000. Such participants become vested in employer matching contributions over three years. Forfeitures (normally unvested interests of terminated participants' matching contribution accounts) are allocated to reduce future matching contributions. Total forfeitures for the years ended December 31, 2000 and 1999 were approximately $547,000 and $568,000, respectively. The Company used approximately $237,000 and $575,000 to offset 2000 and 1999 employer contributions, respectively.

Participant Accounts

A separate account is maintained by the Trustees for each participant to record the participant's contribution, the employer's matching contribution and Plan earnings.

Participant Loans

Participants may borrow from the Plan a minimum of $1,000 and a maximum amount not to exceed the lesser of $50,000 or 50% of the participant's vested account balance. The loans are payable over a period not to exceed five years or, if the proceeds are used to purchase the participant's principal residence, the loans are payable over a period not to exceed 20 years or a period not to extend beyond the participant's normal retirement age and bear interest at prime plus 1%. The loans are secured by the pledge of the participant's interest in the Plan. At December 31, 2000, interest rates ranged from 7.0% to 10%. Participants are required to pay off outstanding loan balances when they leave the Company or the loan balances will be treated as taxable distributions to the participants. Participants may prepay their loans at any time without penalty. The Trustees established a loan fund for recording loan activity.

Payment of Benefits

Plan participants or beneficiaries are eligible to receive a benefit payment equal to their vested account balance upon termination of employment, retirement, death or permanent disability, as stipulated in the Plan agreement. Such benefit shall be made in a lump-sum payment, subject to certain restrictions as defined in the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to the provisions set forth in ERISA. In the event of Plan termination, the accounts of all participants affected shall become fully vested and nonforfeitable. Assets remaining in the trust fund will be distributed to the participants, and beneficiaries, in proportion to their respective account balances.

Expenses

All expenses incurred by the Plan are paid by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting records and financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in funds are valued based on the Plan's pro rata share of fund equity as determined by the Trustees, based on market quotes. Realized gains and losses from the sale of investments are computed using the average cost method based on their market value at the beginning of the Plan year or at the time of purchase during the year. Net appreciation in investments for the period or year reflected in the statement of changes in net assets available for benefits represents the change in the difference between the fair value of investments held at year-end and the cost of investments purchased in the current fiscal year or the fair value of investments held at the end of the preceding year.

Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Purchases and sales are recorded on a trade date basis.

Excess Contributions Payable

Employee contributions include excess contributions which will be refunded to participants subsequent to year-end as the contributions were determined to be in excess of maximum contribution levels for certain participants.

A liability for excess contributions has been reflected in the statements of net assets available for benefits.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3. RISK AND UNCERTAINTIES

The Plan provides for various investments in debt and equity securities. Investments in securities are generally exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

4. INVESTMENTS

Investments that represent 5% or more of the Plan's net assets, are as follows:

	December 31	
	2000	1999
Vanguard 500 Index Fund	$ 43,940,363	$ 47,047,383
Vanguard Wellington Fund	23,928,812	23,357,430
Vanguard Windsor II Fund	15,983,342	15,852,857
Vanguard Retirement Savings Trust	20,846,532	22,122,550
Vanguard U.S. Growth Fund	19,426,321	21,766,810

During 2000, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated by $(18,053,252) as follows:

Vanguard 500 Index Fund	$ (4,807,070)
Vanguard Extended Market Fund	(1,719,948)
Vanguard International Growth Fund	(1,108,131)
Vanguard Total Bond Market Index Fund	141,594
Vanguard U.S. Growth Fund	(9,144,325)
Vanguard Wellington Fund	178,734
Vanguard Windsor II Fund	1,200,681
News Corporation Limited's Ordinary Stock Fund	(1,241,045)
News Corporation Limited's Preferred Stock Fund	(468,542)
PaineWebber Self-Directed Accounts	(1,085,200)
	$ (18,053,252)

5. TAX STATUS

The Plan obtained its latest determination letter, which was dated June 26, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and, therefore, continues to be exempt from federal and state taxes.

6. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan's investments in mutual funds managed by the Trustees are considered to be party-in-interest transactions. The Plan also invests in News Corporation's ordinary and preferred stock, as well as the common stock of various News Corporation affiliates.

7. CHANGE IN PARTICIPATING EMPLOYERS

On February 7, 2000, the Company sold Kesmai Corporation, a wholly owned subsidiary of News Digital Media, representing 86 participants, to Electronic Arts, Inc. Participants became fully vested in their accounts in accordance with the Plan document.

The Company ceased operations of America Sky Broadcasting, L.L.C. on June 24, 1999, representing 20 participants. Participants became vested in their accounts in accordance with the Plan document.

Effective November 1, 1999, Maximum Golf (News America Magazines, Inc.), an affiliate of the Company, became a participating employer in the Plan.

Effective September 1, 1999, Newsflight II, an affiliate of the Company, became a participating employer in the Plan.

Effective August 13, 1999, SmartSource Direct (formerly Consumer Card Marketing, Inc.), an affiliate of the Company, became a participating employer in the Plan.

On March 1, 1999, the Company sold TV Guide and certain other businesses representing approximately 950 participants to United Video Satellite Group, which subsequently changed its name to TV Guide, Inc. Participants became fully vested in their accounts in accordance with the Plan document and the corresponding participants' balances were transferred out of the Plan during the year.

8. NONEXEMPT TRANSACTIONS

For the year ended December 31, 2000, the Company failed to remit to the Trustee the funds withheld from employee wages within 15 days following the end of the month in the amount of $107,096.

9. SUBSEQUENT EVENTS

Effective January 1, 2001, STATS, Inc., a wholly owned subsidiary of News Digital Media (formerly News America Digital Publishing), became a participating employer in the Plan.

On January 1, 2001, the Plan extended its investment options to include the following Vanguard multi funds:

Vanguard LifeStrategy Income Fund

Seeks conservative to moderately high level of income by investment in four Vanguard funds.

Vanguard LifeStrategy Conservative Growth Fund

Seeks a high level of income and moderate long-term growth of capital and income by investing in five Vanguard funds.

Vanguard LifeStrategy Moderate Growth Fund

Seeks a reasonable level of income and long-term growth of capital and income by investing in four Vanguard funds.

Vanguard LifeStrategy Growth Fund

Seeking moderate to aggressive long-term growth of capital and income by investing in four Vanguard funds.

NEWS AMERICA SAVINGS PLAN

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SCHEDULE OF ASSETS HELD
AT END OF YEAR AS OF DECEMBER 31, 2000

Identity of Issue	Description of Investments	Current Value
BONDS:		
Tint Trsy interest payment matures 11/15/21	Bond	$ 89,460
Tint Trsy interest payment matures 11/15/13	Bond	24,065
Tint Trsy interest payment matures 11/15/19	Bond	33,690
COMMON COLLECTIVE TRUST:		
*Vanguard Retirement Savings Trust	Common collective trust	20,846,532
COMMON STOCKS:		
Ace Ltd Ord Bermuda	Common stock	4,244
Akzo Nobel NV ADR Netherlands	Common stock	3,728
Alcatel Alstom Compagnie Netherlands FR APR	Common stock	5,314
Allied Irish Bks Sponsrd ADR Repstg Ord Ireland ADR	Common stock	3,642
Amcor Ltd ADR New AUAOR	Common stock	1,208
Amer Intl Group Inc	Common stock	22,078
Amgen Inc	Common stock	14,706
AT&T Corp	Common stock	41,228
AT&T Corp Liberty Media – A	Common stock	1,356
Aura Systems Inc	Common stock	20,770
Automatic Data Processing	Common stock	17,728
Avaya Inc	Common stock	1,248
Bae Systms Plc Spon ADR	Common stock	4,109
Banco Bilbao Vizcaya Argentaria SA Spon ADR	Common stock	3,672
Bank of Tokyo Mitsubishi Ltd Spon ADR	Common stock	1,550
BASF AG Spon ADR	Common stock	4,222
Bellsouth	Common stock	20,469
Berkshire Hathaway Inc Cl B	Common stock	23,540
Bristol Myers Squibb Co	Common stock	12,939
British Amer Tobacco PLC GB SPONADR	Common stock	5,772
British Telecommunications Plc ADR Final Installment United Kingdom	Common stock	1,735
Cadbury Schweppes Plc ADR New United Kingdom	Common stock	5,510
Cardinal Health Inc	Common stock	6,974
Centrais Eletricas Bras SA Spon ADR Rep 50 Com ADR	Common stock	5,130
Charter Communications Inc Del A	Common stock	2,269
Chase Manhattan Corp New	Common stock	3,408
Cisco Sys Inc	Common stock	45,900
Clp Holdings Ltd Spon ADR	Common stock	5,112
CMGI Inc	Common stock	280

* Party-in-interest

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SCHEDULE OF ASSETS HELD AT END OF YEAR (Continued)
AS OF DECEMBER 31, 2000

Identity of Issue	Description of Investments	Current Value
COMMON STOCKS (Continued):		
Coca-Cola Co	Common stock	$ 19,804
Colgate Palmolive Co	Common stock	19,042
Companhia Pe Bebidas Pas Ahers Amber Spon ADR	Common stock	7,468
Compania Anonima Nacional Telefonos De Venezuela Repstg 7 Cl D Shs Spon ADR	Common stock	2,651
Contl AG-Spons ADR	Common stock	1,428
Corus Group Plc Spon ADR	Common stock	2,050
Danske Ban A/S Spon ADR	Common stock	10,793
DBS Group Hldgs Ltd Spon ADR	Common stock	3,753
DeBeers Cons Mns ADR Defd South Africa ADR	Common stock	5,350
Deutsche Telekom AG Spon ADR	Common stock	3,071
Diageo Plc New Spon ADR	Common stock	6,656
EMC Corp Mass	Common stock	12,968
ENI SpA Spon ADR	Common stock	8,682
Fannie Mae	Common stock	17,784
*Fox Entertainment Group Inc Cl A	Common stock	35,750
*Gemstar Guide International Inc.	Common stock	184,500
General Electric Co	Common stock	262,221
Hewlett Packard Co	Common stock	6,944
Hitachi Ltd ADR New Japan	Common stock	5,594
Home Depot Inc	Common stock	13,935
HSBC Holdings Plc New Spon ADR	Common stock	4,784
Imperial Chem Ind Plc ADR New United Kingdom	Common stock	4,211
ING Groep NV NL Spon ADR	Common stock	5,929
Innogy Holdings Plc Spon ADR	Common stock	1,580
Integrated Medical Res Inc	Common stock	4
Intel Corp	Common stock	126,415
Intl Business Machines	Common stock	7,650
Intl Power Plc ADR	Common stock	2,030
Invensys Plc Spon ADR	Common stock	2,759
Iridium World Communications Ltd A	Common stock	-
J Sainsbury Plc Spon ADR United Kingdom	Common stock	3,909
Jardine Strategic Hldgs ADR Bermuda ADR	Common stock	5,723
Komatsu Ltd Spon ADR New	Common stock	2,919
Korea Electric Power Crp Sponsored ADR	Common stock	2,153
Lucent Technologies Inc	Common stock	19,710
Marks & Spencer Plc Ltd Spon ADR	Common stock	4,418
MBNA Corp	Common stock	8,680
Medtronic Inc	Common stock	14,490

* Party-in-interest

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SCHEDULE OF ASSETS HELD AT END OF YEAR (Continued)
AS OF DECEMBER 31, 2000

Identity of Issue	Description of Investments	Current Value
COMMON STOCKS (Continued):		
Merck & Co	Common stock	$ 58,703
Metricom Inc	Common stock	1,006
Metrocall Inc	Common stock	47
Microsoft Corp	Common stock	8,675
*News Corp Ltd Pfd Spon ADR Repstg Pft Ltd Vtg Ord Australia	Common stock	7,266
*News Corp. Ltd. ADR New Australia	Common stock	48,278
Nokia Corp Spons ADR Finland ADR	Common stock	13,920
Oracle Corp	Common stock	6,394
Perot Systems Corp A	Common stock	643
Petroleo Brasileiro SA Petrobras Spon ADR	Common stock	6,808
Pfizer Inc	Common stock	21,390
Pohang Iron & Steel Ltd (South Korea Sponson ADR)	Common stock	2,490
Powergen Plc Sponsored ADR Final Installment United Kingdom	Common stock	2,761
*PW Equity Tr Gwth Stk Sr22 the Information Revolution Wars	Common stock	1,688
QUALCOMM Inc	Common stock	4,109
RJ Reynolds Tobacco Holdings Inc	Common stock	9,750
RCN Corp	Common stock	253
Rolls Royce Plc Sponsored ADR	Common stock	2,675
Schering Plough Corp	Common stock	14,471
State Street Corp	Common stock	14,905
Sun Microsystems Inc	Common stock	6,690
Swire Pac Ltd Spons ADR Rep 1 Cl A Sh Hong Kong	Common stock	5,986
Swisscom AG Spon ADR	Common stock	4,100
Syngenta AG Spon ADR	Common stock	4,922
Tate & Lyle Plc Sponsored ADR New United Kingdom	Common stock	1,461
Telebras Comunica-Brasileiras SA Rep 1 Dep Shr ADR	Common stock	4,008
Telecom Argentina Stet France SA Spons ADR Repstg Cl B Shs	Common stock	2,353
Telecom Corp New Zealand Ltd Sponsored ADR New Zealand ADR	Common stock	3,087
Telecom Italia SAP Repstg Ord Shs Spon ADR	Common stock	3,089
Telefonica SA Spon ADR	Common stock	1,550
Telefonos De Mexico SA Spon ADR Repstg Shs Ord L Mexico	Common stock	4,964
Texas Instruments	Common stock	15,871
Time Warner Inc	Common stock	120,152

* Party-in-interest

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SCHEDULE OF ASSETS HELD AT END OF YEAR (Continued)
AS OF DECEMBER 31, 2000

Identity of Issue	Description of Investments	Current Value
COMMON STOCKS (Continued):		
Tolio Marine & Fire Insd Co ADR New Japan ADR	Common stock	$ 5,985
Tomkins Plc Sponsored ADR United Kingdom	Common stock	2,702
Tyco Intl Ltd New	Common stock	15,540
UBS AG Ord	Common stock	1,797
Unilever Plc Amer Shs New Spon ADR	Common stock	8,468
Vlasis Communications Inc	Common stock	4,734
Verizon Communications	Common stock	20,050
Wal-Mart Stores Inc	Common stock	147,688
Walgreen Co	Common stock	18,607
Walt Disney Co (Holding Co) Disney Com	Common stock	24,742
Wells Fargo & Co New	Common stock	21,997
WorldCom Inc	Common stock	7,032
Zurich Financial Svcs Spon ADR	Common stock	5,185
MUTUAL FUNDS:		
Alliance Growth Class B	Mutual fund	387,021
Alliance Growth Fund Class C	Mutual fund	317
Alliance New Europe Fund Class B	Mutual fund	35,478
Cashfund	Mutual fund	(72)
Eaton Vance Worldwide Health Sciences Fund – B	Mutual fund	35,194
John Hancock Technology Fund – B	Mutual fund	7,143
MFS Emerging Growth Fund – A	Mutual fund	1,001
MFS Emerging Growth Fund B	Mutual fund	122,996
MFS Mid Cap Growth – B	Mutual fund	13,557
Munder NetNet Fund – C	Mutual fund	9,488
Munder NetNet Fund – B	Mutual fund	10,033
Pace Intl Equity Inv – P	Mutual fund	113,375
Pace Global Fixed Income Investments	Mutual fund	23,800
Pace Govt Fixed Income Investments	Mutual fund	39,818
Pace Intermediate Fixed Income Investments	Mutual fund	16,537
Pace Intl Emerging Mkts Equity Investments	Mutual fund	34,682
Pace Lg Co Growth Equity Investments	Mutual fund	195,534
Pace Lg Co Value Equity Investments	Mutual fund	185,326
Pace Money Mkt Investments	Mutual fund	2,233
Pace Sm/Med Co Growth Equity Investments	Mutual fund	122,624
Pace Sm/Med Co Value Equity Investments	Mutual fund	112,519
Pace Strategic Fixed Income Investments	Mutual fund	63,559
*PW Strategy Fund B	Mutual fund	520

* Party-in-interest

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SCHEDULE OF ASSETS HELD AT END OF YEAR (Continued)
AS OF DECEMBER 31, 2000

Identity of Issue	Description of Investments	Current Value
MUTUAL FUNDS (Continued):		
*PW Growth & Income Fd C	Mutual fund	$ 3,145
*PW Strategy Fd C	Mutual fund	444,839
Templeton Growth Fd Cl A	Mutual fund	11,907
*The News Corporation Limited's Ordinary Stock Fund	Mutual fund	3,365,188
*The News Corporation Limited's Preferred Stock Fund	Mutual fund	4,454,697
*Vanguard 500 Index Fund	Mutual fund	43,940,363
*Vanguard Extended Market Index Fund	Mutual fund	5,027,488
*Vanguard International Growth Fund	Mutual fund	6,308,650
*Vanguard Prime Money Market Fund	Mutual fund	6,056,736
*Vanguard Total Bond Market Index Fund	Mutual fund	3,622,006
*Vanguard U.S. Growth Fund	Mutual fund	19,426,321
*Vanguard Wellington Fund	Mutual fund	23,928,812
*Vanguard Windsor II Fund	Mutual fund	15,983,342
MONEY MARKET:		
Cash Fund	Money market	22
LIR Cash Reserves Fund	Money market	15,485
Money Funds	Money market	3,815
Pace Money Market	Money market	1,489
Pace Money Market Invest – P	Money market	8,708
*PW Retirement Money Fund	Money market	17,649
*PW Money Market Funds	Money market	2,642
*PW Retirement Money Market	Money market	51,944
Rma Money Market Fund	Money market	758,104
Rma Money Market Portfolio	Money market	18,681
Sansom St Mny Mkt Prtfl	Money market	4
PREFERRED STOCK:		
*News Corp Ltd Pfd Spon ADR Repstg Pfd Ltd VTG ORD Australia	Preferred stock	313,735
PARTICIPANT LOANS:		
Participant loans (with interest rates ranging from 7-10.5% and maturities through 2020)	Participant loans	2,715,459
Total assets held for investment purposes		$ 160,834,302

* Party-in-interest

SCHEDULE II

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EIN 13-3249610
PIN 002

SCHEDULE OF NONEXEMPT TRANSACTIONS
AS OF DECEMBER 31, 2000

Identity of Party Involved	Description of Investments	Current Value
News America Marketing's contribution to Vanguard	Late remittance of participant contributions withheld on 11/24/2000 and remitted to the Trustee on 1/12/2001	$ 101,090
News America marketing's contribution to PaineWebber	Late remittance to the participant contributions withheld on 8/25/2000 and 9/22/2000 and remitted to Paine Webber on 1/2/2001	$ 6,006

EXHIBIT 23

Consent of Independent Public Accountants

We consent to the incorporation by reference in the Registration Statements File Nos. 33-43799, 33-71446, 33-86358, 33-89584, 333-04962, 333-06324, 333-10338, 333-10624, 333-12878, 333-13556, 333-06896, 333-08246 and 333-51434 pertaining to the News America Savings Plan of our report dated June 26, 2002, with respect to the financial statements and schedules of the News America Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

New York, New York
June 28, 2002